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SEC 1147 (9-00) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

Petroleum Development Corporation 95-2636730

(a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) S.E.C. FILE NO.

103 E. Main Street Bridgeport. WV 26330

1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE

(304) 842-3597

(e)TELEPHONE AREA CODE NUMBERS

Jeffrey C. Swoveland

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

###-##-####

(b) IRS IDENT. NO.

Director

(c) RELATIONSHIP TO ISSUER

103 E. Main Street Bridgeport WV 26330

(d) ADDRESS STREET CITY STATE ZIP CODE

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.

 3(a)
Title of the Class of Securities To Be Sold

 (b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities

 SEC USE ONLY

Broker/Dealer File Number

  (c) Number of Shares or Other Units To Be Sold
(See instr. 3(c))

  (d) Agggregate Market Value
(See instr. 3(d))

 (e) Number of Shares or Other Units Outstanding
(See instr. 3(e))

 (f)
 Approximate Date of Sale
(See instr. 3(f))
(MO. DAY YR.)

 (g) Name of Each Securities Exchange
(See instr. 3(g))

Common Stock

H & R Block

2,500

57,750

15,628.,433

1-5-03

NASDAQ

INSTRUCTIONS:

1. (a) Name of issuer

    (b) Issuer's I.R.S. Identification Number

    (c) Issuer's S.E.C. file number, if any

    (d) Issuer's address, including zip code

    (e) Issuers's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

    (b) Such person's I.R.S. identification c) Such person's relationship to the issuer (e.g.,

         officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

      (d) Such person's address, including zip code number, if such person is an entity

3. (a) Title of the class of securities to be sold

    (b) Name and Address of each broker through whom the securities are intended to be sold

     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

 Title of the Class

 Date you Acquired

 Nature of Acquisition Transaction

 Name of Person from Whom Acquired
(if gift, also give date donor acquired)

 Amount of Securities Acquired

 Date of Payment

 Nature of Payment

Common

5/14/1999

Option Plan

Petroleum Development Corporation

14,544

5/14/1999

Cash

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

 Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller

Title of Securities Sold

Date of Sale

Amount of Securities Sold

Gross Proceeds

REMARKS:

INSTRUCTIONS:

ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

January 5, 2004

/s/ Jeffrey C. Swoveland

DATE OF NOTICE

SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures

ATTENTION:

Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)